SECURITIE ISSION

04019478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2003 (MM/DD/YY) AND ENDING ~~03/31/2004~~ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bangor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1711 Congress Street
(No. and Street)

Portland (City) Maine (State) 04102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Piasio 207-774-6145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

130 Middle St. PO Box 9741 (Address) Portland (City) Me. (State) 04104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Piasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bangor Securities, Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

SUSAN J HARKINS
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES
March 8, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bangor Securities, Inc.

Financial Statements and Supplementary Schedules
March 31, 2004

Bangor Securities, Inc.
Index
March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Shareholder of Bangor Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Bangor Securities, Inc. (the "Company") at March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 12, 2004

Bangor Securities, Inc.
Statement of Financial Condition
March 31, 2004

Assets		
Cash and cash equivalents	$	194,030
Commissions receivable		79,289
Securities owned, at fair market value		1,354,999
Furniture and equipment, net (at cost less accumulated depreciation of $183,746)		114,879
Goodwill		705,036
Intercompany receivable		120,911
Other assets		5,154
Total assets	$	2,574,298
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and other liabilities	$	311,949
Accrued employee compensation and benefits		161,258
Intercompany payable		45,790
Commissions payable		21,094
Total liabilities		540,091
Commitments and contingencies (Note 6)		
Stockholder's equity		
Class A common stock, $0.01 par value per share, 300,000 shares authorized, issued and outstanding		3,000
Class B common stock, $0.01 par value per share, 600,000 shares authorized, 312,000 shares issued and outstanding		3,120
Additional paid-in capital		2,579,157
Accumulated deficit		(551,070)
Total stockholder's equity		2,034,207
Total liabilities and stockholder's equity	$	2,574,298

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Operations
Year Ended March 31, 2004

Revenue	
Commissions and fees	$ 1,580,022
Trading gains, net	186,659
Other revenue	31,295
Total revenue	1,797,976
Expense	
Employee compensation and benefits (Note 4)	911,065
Brokerage expense	210,446
General and administrative	137,498
Licenses, fees and dues	17,125
Rent expense	66,622
Depreciation	46,057
Professional services	61,345
Other expense	225,359
Total expense	1,675,517
Income before income taxes	122,459
Income tax expense (Note 2)	44,086
Net income	$ 78,373

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at March 31, 2003	$ 6,120	$ 2,579,157	$ (629,443)	$ 1,955,834
Net income	-	-	78,373	78,373
Balance at March 31, 2004	$ 6,120	$ 2,579,157	$ (551,070)	$ 2,034,207

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2004

Cash flows from operating activities		
Net income	$	78,373
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		46,057
Deferred income tax benefit		(71,244)
Increase in securities owned, net		(569,736)
Increase in commissions receivable		(16,354)
Increase in other assets		(743)
Increase in intercompany receivable		(46,360)
Increase in accounts payable and other liabilities		267,157
Increase in accrued employee compensation and benefits		44,773
Increase in intercompany payable		34,646
Increase in commissions payable		2,228
Net cash used in operating activities		(231,203)
Cash flows from investing activities		
Capital expenditures, net		(3,982)
Net cash used in investing activities		(3,982)
Decrease in cash and cash equivalents		(235,185)
Cash and cash equivalents at beginning of year		429,215
Cash and cash equivalents at end of year	$	194,030
Cash paid for income taxes	$	102,445

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Nature of Business
Bangor Securities, Inc. (the "Company") is a wholly-owned subsidiary of Bangor Savings Bank ("the Bank"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and provides securities brokerage and investment advisory services. In addition, the Company maintains a proprietary trading account.

The Company has an agreement with a clearing broker, Wexford Clearing Services Corporation ("Wexford"), under which Wexford maintains customer account records and executes individual securities and mutual fund transactions, which are to be held in the customer's Wexford account. The Company clears all insurance and mutual fund transactions, which are not held in the customer's Wexford account, directly through the respective insurance company or mutual fund.

Accounting Method
The Company maintains its books on the accrual basis of accounting.

Cash Equivalents
Cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over a period ranging from 3 to 7 years. Leasehold improvements are depreciated using the straight-line method over the estimated useful lives of the improvements.

Expenditures for furniture, equipment, renewals and betterments that extend the useful life of assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When items are disposed of the cost and accumulated depreciation are eliminated from the account and gains or losses are included in income.

Securities Owned
Securities owned, which are comprised solely of marketable securities (equity securities of $606,856, corporate bonds of $378,549 and bond funds of $369,594), are carried at fair market value. Purchases and sales of securities are recorded on the trade date and gains and losses on the sale of securities are recognized on a specific identification basis.

Goodwill
In connection with acquisitions of other companies, the Company records as an asset on its financial statements goodwill, an intangible asset which is equal to the excess of the purchase price which it pays for another company over the estimated fair value of the net assets acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangibles* as of April 1, 2002. SFAS No. 141, *Business Combinations,* revised accounting standards and disclosure requirements for business combinations. SFAS No. 141 requires, in part, that goodwill be initially recognized as an asset in the financial statements and that an acquired intangible asset be recognized apart from goodwill if that asset arises from contractual or other legal rights. SFAS

No. 142, as amended, requires that most goodwill not be amortized, but rather that it be tested at least annually, or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable, for impairment. As of March 31, 2004, no impairment charges have been recorded.

Revenue
Commission revenues are recorded on a trade date basis.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Bank. Current and deferred income taxes are allocated by the Bank to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, *Accounting for Income Taxes,* to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with the Bank, through an intercompany account, on a current basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

2. Income Taxes

Income taxes applicable to income before income taxes for the years ended March 31, 2004 were:

	Federal	State	Total
Current	$ 114,105	$ 1,225	$ 115,330
Deferred	(71,244)	-	(71,244)
	$ 42,861	$ 1,225	$ 44,086

Income taxes calculated using the effective tax rate differ from income taxes calculated using the statutory tax rate as follows:

	2004
Computed "expected" tax expense at statutory rate	$ 42,861
State taxes	796
Other	429
Income tax expense	$ 44,086

The components of net deferred tax assets include accrued litigation reserves, accrued benefit and compensation costs, goodwill, and Company furniture and equipment.

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. At March 31, 2004, the Company has recorded no valuation allowance against the federal deferred tax assets. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income, and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

3. Related Party Transactions

The Company maintains a noninterest-bearing checking account at the Bank. Additionally, the Company executes trades for the Bank's Trust Department, Bangor Insurance and its customers. Commissions related to these trades are charged to the Bank at stated rates. As of March 31, 2004 the Company was owed $65,859 by Bangor Insurance.

The Bank pays for a majority of the operating expenses related to the Company's operations, and is reimbursed by the Company. Settlement of these charges occurs on a regular basis. As of March 31, 2004, the amounts owed to the Bank for payments made to vendors were $45,790.

The Company participates in the Bank's defined benefit postretirement plan that provides limited postretirement medical and life insurance benefit to qualifying employees. The Plan is non-contributory. The Company recognized the expense of such plan, which totaled $26,069 in 2004, based on an allocation of the total expenses of the Bank's Defined Benefits Postretirement Plan.

4. Employee Benefit Plan

The Bank has adopted a 401(k) plan covering employees who are at least 18 years of age and have worked for the Company for at least one year. Contributions to the plan are made by the employees at their discretion. Employer contributions for the year ended March 31, 2004 were $55,916.

5. Net Capital Requirements

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At March 31, 2004, the Company's net capital for regulatory purposes was $808,534, which exceeded its required net capital of $250,000 by $558,534. The ratio of aggregate indebtedness to net capital was .668 at March 31, 2004.

6. Commitments and Contingent Liabilities

The Company is a party to various legal disputes and proceedings arising from the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial condition of the Company. However, depending on the amount and timing of such resolution, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period. The Company believes it has adequately accrued for these matters at March 31, 2004.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Bangor Securities, Inc.
Schedule I

Computation on Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2004

Net capital	
Total stockholder's equity	$ 2,034,207
Total stockholder's equity qualified for net capital	2,034,207
Less	
Nonallowable assets	
Goodwill, other assets, intercompany receivables, past due receivables and furniture and equipment	970,642
Total deductions	970,642
Net capital before haircuts on securities position	1,063,565
Haircuts on securities (computed pursuant to Rule 15c3-1(f))	255,031
Net capital	$ 808,534
Aggregate indebtedness	
Total liabilities	$ 540,091
Total aggregate indebtedness	$ 540,091
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 558,534
Excess net capital at 1000%	$ 504,525
Ratio: Aggregate indebtedness to net capital	.668

There are no material differences between the above computation and the computation included in the Company's Unaudited Form X-17A-5.

Bangor Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

Bangor Securities, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission March 31, 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of Bangor Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bangor Securities, Inc. (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 12, 2004